SCHEDULE 13D

Amendment No. 0
The Strober Organization, Inc.
Common Stock, par value $.01 per share
Cusip # 863318101


Cusip # 863318101
Item 1:	Reporting Person - Hamilton Acquisition LLC. -
(Tax ID:  applied for)
Item 2:	(b) - See Item #5
Item 4:	N/A
Item 6:	State of Delaware
Item 7:	None
Item 8:	3,103,296 Shares of Common Stock
Item 9:	None
Item 10:	None
Item 11:	3,103,296 Shares of Common Stock
Item 13:	61.7%
Item 14:	OO


Cusip # 863318101
Item 1:	Reporting Person - Fidelity Ventures Limited
Partnership
Item 2:	(b) - See Item #5
Item 4:	N/A
Item 6:	State of Delaware
Item 7:	None
Item 8:	3,103,296 Shares of Common Stock
Item 9:	None
Item 10:	None
Item 11:	3,103,296 Shares of Common Stock
Item 13:	61.7%
Item 14:	PN


Cusip # 863318101
Item 1:	Reporting Person - Fidelity Capital Associates
Inc.
Item 2:	(b) - See Item #5
Item 4:	N/A
Item 6:	State of Delaware
Item 7:	None
Item 8:	3,103,296 Shares of Common Stock
Item 9:	None
Item 10:	None
Item 11:	3,103,296 Shares of Common Stock
Item 13:	61.7%
Item 14:	CO


Cusip # 863318101
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-
2507163)
Item 2:	(b) - See Item #5
Item 4:	N/A
Item 6:	Commonwealth of Massachusetts
Item 7:	None
Item 8:	3,103,296 Shares of Common Stock
Item 9:	None
Item 10:	None
Item 11:	3,103,296 Shares of Common Stock
Item 13:	61.7%
Item 14:	HC


Cusip # 863318101
Item 1:	Reporting Person - Fidelity Investors Limited
Partnership
Item 2:	(b) - See Item #5
Item 4:	N/A
Item 6:	State of Delaware
Item 7:	None
Item 8:	3,103,296 Shares of Common Stock
Item 9:	None
Item 10:	None
Item 11:	3,103,296 Shares of Common Stock
Item 13:	61.7%
Item 14:	PN


Cusip # 863318101
Item 1:	Reporting Person - Fidelity Investors Management
Corp. - (Tax ID:  74-2711826)
Item 2:	(b) - See Item #5
Item 4:	N/A
Item 6:	State of Texas
Item 7:	None
Item 8:	3,103,296 Shares of Common Stock
Item 9:	None
Item 10:	None
Item 11:	3,103,296 Shares of Common Stock
Item 13:	61.7%
Item 14:	CO


Cusip # 863318101
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 2:	(b) - See Item #5
Item 4:	N/A
Item 6:	USA
Item 7:	None
Item 8:	3,103,296 Shares of Common Stock
Item 9:	None
Item 10:	None
Item 11:	3,103,296 Shares of Common Stock
Item 13:	61.7%
Item 14:	I


Cusip # 863318101
Item 1:	Reporting Person - Abigail P. Johnson
Item 2:	(b) - See Item #5
Item 4:	N/A
Item 6:	USA
Item 7:	None
Item 8:	3,103,296 Shares of Common Stock
Item 9:	None
Item 10:	None
Item 11:	3,103,296 Shares of Common Stock
Item 13:	61.7%
Item 14:	IN



Item 1.  Security and Issuer.

	The securities to which this statement relates are shares of the common stock, par value $.01 per share (the "Common Stock" or the "Securities") of The Strober Organization, Inc., a Delaware corporation ("Strober" or the "Company"). The principal executive offices of the Company are located at 550 Hamilton Avenue, Brooklyn, New York 11232.

Item 2.  Identity and Background.

	(a), (b), (c) and (f). This statement is being filed pursuant to Section 13d-1(f)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by the following reporting persons: Hamilton Acquisition LLC, a Delaware limited liability company ("Hamilton LLC"), Fidelity Ventures
Limited Partnership, a Delaware limited partnership ("FVL"), Fidelity Capital Associates, Inc., a Delaware corporation ("FCA"), FMR Corp., a Massachusetts corporation ("FMR"), Fidelity Investors Limited Partnership, a Delaware limited partnership ("FILP"), Fidelity Investors Management Corp., a Texas corporation, Edward C. Johnson 3d, an individual residing in The Commonwealth of Massachusetts, and Abigail Johnson, an individual residing in The Commonwealth of Massachusetts ("FIMC" and, together with Hamilton LLC, FVLP, FCA, FMR, FILP, FLMC, Mr. Johnson 3d and Ms. Johnson, the "Reporting Persons").

	The Securities to which this statement relates are beneficially owned by the Reporting Persons through the grant of an irrevocable proxy described in more detail in
Item 5 below.

	Hamilton LLC was formed in November 1996 (x) to serve as the parent to Hamilton NY Acquisition Corp., a Delaware corporation ("Hamilton Acquisition"), the acquisition vehicle through which Hamilton LLC intends to acquire the Company, and (y) to act as the entity into which equity investments will be made in order to consummate the acquisition of the Company. The principal executive offices of Hamilton LLC are located at 82 Devonshire Street, Boston, Massachusetts 02109.

	FMR is a holding company an asset of which is the capital stock of FCA, a wholly-owned subsidiary that is the general partner of FVLP. FVLP is one of the two current members of Hamilton LLC. FVLP is engaged in venture capital and related asset management. Various directly or indirectly held subsidiaries of FMR are also engaged in investment management, venture capital asset management, securities brokerage, transfer and shareholder servicing and real estate development. The principal executive offices of FMR, FCA and FVLP are located at 82 Devonshire Street, Boston, Massachusetts 02109.

	FILP, the general partner of which is FIMC, is engaged in private venture capital and related asset management services. FILP is the second of two current members of Hamilton LLC. FILP was organized to invest in stocks, bonds and other securities as well as to conduct other investment related activities. The principal executive offices of FIMC are located at 400 East Los Colinas Boulevard, Suite 470, Irving, Texas 75034. The principal executive offices of FILP are located at 82 Devonshire Street, Boston, Massachusetts 02109.

	Members of the Edward C. Johnson 3d family are the predominant owners of Class B shares of common stock of FMR representing approximately 49% of the voting power of FMR. Mr. Johnson 3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR. Mr. Johnson 3d is the Chairman of FMR. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR. The business addresses and principal occupations of Mr. Johnson 3d and Ms. Johnson are set forth in Schedule A hereto.

	Members of the Edward C. Johnson 3d family are the predominant owners of shares of common stock of FIMC representing approximately 89% of the voting power of FIMC. Mr. Johnson 3d and other members of his immediate family own 63.3% and Abigail Johnson owns 25.7% of the aggregate outstanding voting stock of FIMC. Through their ownership of voting common stock, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FIMC. The business addresses and principal occupations of Mr. Johnson 3d and Ms. Johnson are set forth in Schedule A hereto.

	The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors (or their equivalent) of Hamilton LLC, FMR and FIMC are set forth in Schedule A hereto.

	(d) and (e). During the last five years, none of the persons named in this Item 2 or listed on Schedule A hereto has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

	Hamilton LLC and Hamilton Acquisition, which are indirectly owned and controlled by certain of the Reporting Persons, have entered into a Proxy Agreement, dated as of November 11, 1996, with certain holders (the "Stockholders") of shares of Common Stock of the Company pursuant to which the Stockholders have, among other things, granted to Hamilton LLC an irrevocable proxy to vote in favor of the Merger (as defined below). Such Stockholders, at the time of the grant of the proxy, owned, or had power to vote, shares of Common Stock representing 61.7% of the issued and outstanding shares of the Company's Common Stock. The Proxy Agreement is filed as Exhibit A hereto and is incorporated herein by reference.

	Hamilton LLC and Hamilton Acquisition have also entered into an Agreement and Plan of Merger with the Company, dated as of November 11, 1996 (the "Merger Agreement"). A copy of the Merger Agreement is filed as Exhibit B and is incorporated herein by reference. The Agreement provides that Hamilton Acquisition will be merged into the Company, with the Company as the surviving entity (the "Merger"). At the effective time of the Merger, each share of the Company's Common Stock (including the shares of Common Stock held by the Stockholders) will be converted into and represent a right to receive $6.00 per share.

	The consideration to be paid in the Merger, including payments to be made to cancel outstanding stock options (net of the exercise price therefor), totals approximately $32 million. FILP has guarantied the obligations of Hamilton
LLC and Hamilton Acquisition under the Merger Agreement. Hamilton LLC has received commitment letters from two lenders to provide a secured credit facility of $25 million and an unsecured credit facility of $4 million, respectively, in order to consummate the Merger. Finally, an additional outside investor and members of the Company's existing management may provide up to an aggregate of $1 million of additional equity financing in order to consummate the Merger, although no agreements or arrangements with respect to such financing have been entered into as of the date of this statement on Schedule 13D.

Item 4.  Purpose of Transaction.

	The Reporting Persons have taken the necessary actions to cause Hamilton LLC to enter into the Proxy Agreement as part of their plan to effect the acquisition of the Company by Hamilton LLC immediately following approval of the Merger by the Company's stockholders at a special meeting of the Company's stockholders.

	Upon consummation of the Merger, the Reporting Persons plan to effect certain corporate changes in Strober including the appointment of a new Chief Executive Officer and a new Chairman of the Board of Directors and the replacement of the Company's current Board of Directors. In addition, the Company's existing line of credit may be terminated. Finally, after consummation of the Merger, the Company's Common Stock will be delisted from The Nasdaq
Stock Market, Inc.'s National Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

Item 5.  Interest in Securities of Issuer.

	Pursuant to the Proxy Agreement, Hamilton LLC, an entity indirectly owned and controlled by the Reporting Persons, has been granted an irrevocable proxy to vote the shares of Common Stock owned by the Stockholders with respect to, among other things, the Merger. In addition, the Stockholders have also agreed to do, and to refrain from doing, certain acts as more fully set forth in the Proxy Agreement. As more fully described in the Proxy Agreement, the Stockholders have also agreed, in certain circumstances, to pay to Hamilton LLC fifty percent (50%) of the difference (if any) between (x) the amount paid by a third party acquiror, and (y) the merger consideration per share set forth in the Merger Agreement in the event the Company terminates the Merger Agreement under certain circumstances and subsequently consummates a transaction with such third party. Based upon information made available by Strober and the Stockholders, the Reporting Persons believe that they have been granted a proxy to vote 3,103,296 shares of the Company's Common Stock, representing approximately 61.7% of the issued and outstanding shares of the Company's Common Stock. The Reporting Persons are reporting this 61.7% figure solely for the purpose of establishing how many shares of Common Stock the Reporting Persons may be deemed to have shared voting power under the Proxy Agreement, and such figure should not be relied upon for any other purposes.

	Except as described herein, in the Merger Agreement or in the Proxy Agreement, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named on Schedule A hereto, have engaged in any transactions involving any securities issued by Strober within the sixty (60) day period immediately preceding the date of this Schedule 13D and, except for the shares of Common Stock described above which are subject to the proxy granted pursuant to the Proxy Agreement, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named on Schedule A hereto, beneficially owns any securities issued by Strober.

	Notwithstanding anything to the contrary contained in this Schedule 13D, and in accordance with Rule 13d-4 under the Exchange Act, the filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are the beneficial owners of such shares.

Item 6.  Contracts, Arrangements, Understandings or
Relationships With Respect to Securities of the Issuer.

	Hamilton LLC, which is controlled by certain of the Reporting Persons, has entered into the Proxy Agreement with the Stockholders. The Proxy Agreement grants Hamilton LLC an irrevocable proxy to vote in the Merger with respect to the shares of Common Stock owned by the Stockholders. The Proxy Agreement also provides for payments by the Stockholders to Hamilton LLC in certain circumstances following the termination of the Merger Agreement by the Company. The proxy granted pursuant to the Proxy Agreement expires (i) upon the termination of the Merger Agreement, or
(ii) at the effective time of the Merger.

	Hamilton LLC and Hamilton Acquisition, which are controlled by certain of the Reporting Persons, have entered into the Merger Agreement with the Company. The Merger Agreement provides that Hamilton Acquisition will be merged with and into the Company, with the shares of Common Stock (including the shares owned by the Stockholders) being converted into the right to receive $6.00 per share.

	Except as set forth in the Merger Agreement and the Proxy Agreement, both of which are incorporated herein by reference, none of the Reporting Persons is a party to any contracts, arrangements, understandings or relationships
(legal or otherwise) with respect to any securities of Strober.

Item 7.  Material to be Filed as Exhibits.

A.	Proxy Agreement dated as of November 11, 1996 among
Hamilton LLC and the stockholders of The Strober
Organization, Inc. signatory thereto.

B.	Agreement and Plan of Merger dated as of November 11,
1996 by and among Hamilton Acquisition LLC, Hamilton NY
Acquisition Corp. and The Strober Organization, Inc.

C.	Guaranty dated as of November 11, 1996 executed and
delivered by Fidelity Investors Limited Partnership.

D.	Joint Filing Agreement.

	This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.


SIGNATURE

	After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 1996

							Hamilton Acquisition LLC

							By:/s/ John J. Remondi
						     A Manager


						Fidelity Ventures Limited
Partnership

						By: Fidelity Capital
Associates, Inc.,
	 					      its general partner


						  	By:/s/ John J. Remondi

							Name: John J. Remondi
							Title: President


						Fidelity Capital Associates,
Inc.


						By:/s/ John J. Remondi

						Name: John J. Remondi
						Title: President


						FMR Corp.


						By:/s/ Arthur S. Loring

						Name: Arthur S. Loring
						Title: Vice President - Legal

						Fidelity Investors Limited
Partnership

						By: Fidelity Investors
Management 							     Corp., its
General Partner


							By:/s/ John J. Remondi

							Name: John J. Remondi
							Title: President


						Fidelity Investors Management
Corp.


						By:/s/ John J. Remondi

						Name: John J. Remondi
						Title: President



						/s/ Edward C. Johnson 3d

						Edward C. Johnson 3d
						By: Arthur S. Loring
						Under Power of Attorney


						/s/ Abigail P. Johnson

						Abigail P. Johnson
						By: Arthur S. Loring
						Under Power of Attorney




Schedule A

	The name and present principal occupation or employment of each executive officer and director (or their equivalent) of Hamilton Acquisition LLC, FMR Corp. and Fidelity
Investors Management Corp. are set forth below. The business address of each person is 82 Devonshire Street, Boston, Massachusetts 02109, and the address of the corporation or organization in which such employment is conducted is the same as his business address. All of the persons listed below are U.S. citizens.


	 				POSITION WITH



PRINCIPAL NAME



FMR CORP.
FIDELITY
INVESTORS
MANAGEMENT
CORP.



OCCUPATION

Edward C.
Johnson 3d
President,
Director, CEO,
Chairman &
Managing
Director
Director
Chairman of
the Board and
CEO - FMR

J. Gary
Burkhead
Director
_
President -
Fidelity
Management and
Research
Company

Caleb Loring,
Jr.
Director,
Managing
Director
_
Director - FMR

James C.
Curvey
Director,
Senior Vice
President
_
Senior Vice
President -
FMR

William L.
Byrnes
Vice Chairman,
Director and
Managing
Director
_
Vice Chairman,
FIL

Abigail P.
Johnson
Director
_
Portfolio
Manager -
Fidelity
Management &
Research
Company

Robert C.
Pozen
Senior Vice
President and
General
Counsel
_
Senior Vice
President and
General
Counsel, FMR

David C.
Weinstein
Senior Vice
President
Administration
Vice President
Senior Vice
President
Administration

Gerald M.
Lieberman
Senior Vice
President -
Chief
Financial
Officer
Vice President
Senior Vice
President -
Chief
Financial
Officer

John J.
Remondi
_-
President,
Treasurer and
Director
President,
Fidelity
Capital
Associates,
Inc.

Donald E.
Alhart

_

Vice
President,
Assistant
Secretary and
Director

Director,
Crosby
Advisors


[continued on
next page]











	Schedule A (Continued)

POSITION WITH
						HAMILTON
PRINCIPAL NAME	FMR CORP.		ACQUISITION LLC
	OCCUPATION

John J. Remondi		(See Above)		Manager
	(See Above)

Warren T. Morrison			_	Manager		Vice
President,
									Fidelity
Capital
									Associates,
Inc.